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December 10, 2025

Division of Corporation Finance - Office of Structured Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: Jason Weidberg and Arthur Sandel

Re:	Mercedes-Benz Retail Receivables LLC
Registration Statement on Form SF-3
Filed September 30, 2025
File No. 333-290637 (the “registration statement”)

Ladies and Gentlemen:

The registrant, Mercedes-Benz Retail Receivables LLC, has filed Amendment No. 1 to the registration statement.

In addition, the registrant has instructed us to provide each of the responses set forth below to the Staff’s comments of November 25, 2025. For ease of reference, the Staff’s comments have been repeated below in italics. Each comment is followed by the registrant’s response, and we refer to each of your comments by the number and designation assigned to it by you.

Registration Statement on Form SF-3

General

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Mercedes-Benz Retail Receivables LLC, as depositor, confirms that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as the notes registered under the registration statement.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Office of Structured Finance
Securities and Exchange Commission
December 10, 2025

Form of Prospectus
Underwriting
Stabilization Transactions, Short Sales and Penalty Bids, page 137

2.
We note your disclosure that the underwriters may execute short sales in the notes (referred to as a “naked” short sale), or similar transactions, or may reduce that short position by purchasing the offered notes in the open market. We also note the disclaimer that neither the depositor nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice. Please explain how this disclosure is consistent with Securities Act Rule 192 or revise the disclosure to qualify it as subject to applicable law, including Rule 192.

We have revised the disclosure under the above referenced heading to address the Staff’s comment.

Glossary of Terms, page 140

3.
The definition of “FRBNY’s Website” on page 145 includes a website address that does not appear to be functioning. Please revise your disclosure to provide the correct website address for accessing the applicable SOFR rates on the Federal Reserve Bank of New York’s website.

We have corrected the website reference in the above referenced definition.

We hope that the foregoing have been responsive to the Staff’s comments. Please contact the undersigned with any questions or comments regarding this matter. Thank you for your time and attention.

Very truly yours,

/s/ Siegfried Knopf

cc: Steven C. Poling –
Mercedes-Benz Retail Receivables LLC